Exhibit 99.2

FORM OF LETTER TO SHAREHOLDERS

Dear Shareholder:

        We are pleased to enclose a prospectus for our Dividend Reinvestment Plan (the “Plan”), which provides a convenient method for increasing your investment in our Common Stock. The Plan was approved by our Board of Directors on September 15, 2005. It allows our existing shareholders to purchase additional Common Stock by reinvesting all or a portion of the cash dividends on their existing Common Stock. The Plan will be administered by Mellon Investor Services, LLP, our transfer agent.

        Participation in the Plan is voluntary, and you may terminate participation in the Plan at any time under the procedures described in the prospectus. If you would like to participate in the Plan, please complete and return the enclosed Enrollment Form in the enclosed return envelope or visit www.melloninvestor.com and enroll online. If you do not enroll in the Plan, you will continue to receive your cash dividends, if and when declared.

        All of the features, terms, and conditions of the Plan are detailed in the enclosed prospectus, which you should read carefully. If you have any questions regarding the Plan, please contact the plan administrator at 1-877-870-2422 or visit its website at www.melloninvestor.com,where you can e-mail us questions and download copies of the Plan and enrollment materials. You may also call us with questions at (360) 533-8873, ext. 1233 or visit www.thebankofpacific.com.

Sincerely,
Dennis A. Long Chief Executive Officer